February 28, 2019

Alcon Inc.
Amendment No. 1 to Form 20-F
Filed December 27, 2018
File No. 001-31269

Dear Ms. Percival:

Alcon Inc. (the “Company”) has today submitted with the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and Amendment No. 4 (“Amendment No. 4”) to its draft Registration Statement on Form 20-F first submitted to the SEC on November 13, 2018 (the “Registration Statement”).  This letter and Amendment No. 4 set forth the Company’s responses to the comments of the staff of the SEC (the “Staff”) contained in your letter dated February 19, 2019 (the “Comment Letter”), relating to Amendment No. 1 to the Registration Statement submitted to the SEC on December 27, 2018 (“Amendment No. 1”).  Clean copies of Amendment No. 4 and copies of Amendment No. 4 that have been marked to show changes made to Amendment No. 1 (the “Marked Registration Statement”) are enclosed for your convenience along with copies of this letter.

The numbered paragraphs and headings below correspond to those set forth in the Comment Letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment No. 4. All references to page numbers in these responses are to pages of the Marked Registration Statement.

Form 20-F amended December 27, 2018
Failure to comply with law..., page 50

1.                   We note your response to prior comment 9. Please quantify the portion of your business derived from your activities in the referenced geographical locations. In this regard, it remains unclear why the extent of your business subject to the disclosed risk is not material given the exclusions from the indemnification agreement with your parent outlined in Section 14.2 of exhibit 4.1.

Response:  The Company has revised its disclosure on page 54 to address the Staff’s comments.

Condensed Combined Interim Financial Statements
Note 3. Selected critical accounting policies, Revenue Recognition, page F-86

2.                   We note from your response to comment 16 that certain of your surgical equipment sales arrangements include usage-based payment terms. Please describe to us these arrangements in greater detail, including the types of equipment usually involved, and explain to us the option under which the customer may instead elect to make direct cash payments.

Response:  The Company advises the Staff that its surgical equipment sales arrangements may be structured as a cash sale, an installment sale, or a lease. Surgical equipment sales arrangements structured as an installment sale or a lease may have either fixed payment terms (fixed payments at fixed intervals) or variable (usage-based) payment terms (payments through a surcharge on the purchase price of the Company’s consumables and/or implantables). Under variable (usage-based) payment terms, the customer pays the purchase price or rental fee, as applicable, for the surgical equipment over time through variable (usage-based) equipment financing charges added to the price of the consumables and/or implantables that such customer purchases from the Company.

Generally, the Company offers surgical equipment sales arrangements with variable (usage-based) payment terms for surgical equipment that is used in surgical procedures to address cataracts, vitreoretinal conditions, refractive errors and glaucoma.  As an example, a surgical equipment sales arrangement with variable (usage-based) payment terms for the Company’s Centurion vision system (a surgical system unit used to perform surgical procedures to address cataracts) may include payment terms based on the addition of equipment financing charges to the purchase price of the Company’s intraocular lenses used in cataract procedures.

Under a surgical equipment sales arrangement with variable (usage-based) payment terms, the customer is under no obligation to purchase consumables or implantables from the Company and may instead, at any time during the contract term, elect to pay off the purchase price of the surgical equipment through a lump sum payment (or in the case of a lease, terminate the lease according to its terms), or switch to a surgical equipment sales arrangement with fixed payment terms.

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On behalf of the Company, please allow us to express our appreciation of your attention to this matter.  Should you have any questions or comments with respect to this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,

D. Scott Bennett

Heather Percival

Division of Corporation Finance

Office of Electronics and Machinery

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-0001

VIA EDGAR AND OVERNIGHT DELIVERY

Copy to:

Mr. Royce Bedward

General Counsel

Alcon Inc.

Chemin de Blandonnet 8

1714 Vernier, Geneva, Switzerland

VIA E-MAIL